Exhibit 12
Ratio of Earnings to Fixed Charges Computation
(in thousands except ratio of earnings to fixed charges)

Nine Months Ended
September 30, 2005

Earnings:

Income from continuing operations before income taxes and minority interest	$176,706

Portion of rents representative of interest expense	5,903
Interest on indebtedness, including amortization of deferred loan costs	68,311
Amortization of capitalized interest	2,796
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4,700)

Earnings, as adjusted	$249,016

Fixed Charges:

Portion of rents representative of interest expense	$5,903
Interest on indebtedness, including amortization of deferred loan costs	68,311
Capitalized interest	497

Total fixed charges	$74,711

Ratio of earnings to fixed charges	3.33x